May 18, 2022

Via Edgar Transmission Ms. Ibolya Ignat Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences Washington, D.C. 20549

Re:	Agape ATP Corp (the “Company”) Form 10-K for fiscal year ended December 31, 2021 Filed March 28, 2022 File No. 333-220144

Dear Ms. Ignat:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 12, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 10-K for fiscal year ended December 31, 2021 (the “Form 10-K”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 10-K for fiscal year ended December 31, 2021

Item 9A. Controls and Procedures, page 39

1.	The Item 9A presentation in your Form 10-K for the fiscal year ended December 31, 2021 excluded an assessment and effectiveness conclusion, regarding disclosure controls and procedures. Please amend your Form 10-K to include all of the information required by Item 307 of Regulation S-K. In amending your filing, please also identify the version of the COSO Framework you used in your evaluation of the Company’s internal control over financial reporting. In addition, the Item 4 presentation in your Form 10-Q for the nine months ended September 30, 2021 also excluded the Item 307 assessment and effectiveness conclusion. Confirm that your future Form 10-Q filings will include all of the information required by Item 307 and Item 308 of Regulation S-K.

Response: We respectfully advise the Staff that we have revised Item 9A of the Form 10-K/A to include the Item 307 of Regulation S-K assessment and effectiveness conclusion and the COSO Framework (2013) version used. In addition, we have also revised Item 4 of the Form 10-Q/A for the nine months ended September 30, 2021 to include the Item 307 assessment and effectiveness conclusion.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Agape ATP Corporation

1705-1708, Level 17, Tower 2, Faber Towers

Jalan Desa Bahagia, Taman Desa
Kuala Lumpur, Malaysia

(Postal Code: 58100)

+(60) 192230099

May 18, 2022

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated May 12, 2022, Agape ATP Corporation (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AGAPE ATP CORPORATION

By:	/s/ How Kok Choong
How Kok Choong
Chief Executive Officer, Chief Operating Officer, Director, Chairman of the Board of Directors and Secretary (Principal Executive Officer)